Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
BrightSphere Investment Group Inc.

We consent to the incorporation by reference in Form S-8 of BrightSphere Investment Group Inc. and subsidiaries of our reports dated February 28, 2019, with respect to the consolidated balance sheets of BrightSphere Investment Group plc and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report within Form 10-K of BrightSphere Investment Group plc and subsidiaries.

/s/ KPMG LLP

Boston, MA
July 15, 2019